

February 17, 2011

Via U.S. Mail and Facsimile

Tiger Jiujiang Mining, Inc.
c/o B.J. McDonald
250 H Street, Number 5
Blaine, WA 98230-4033

> **Re: Tiger Jiujiang Mining, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 27, 2011**
> **File No. 333-166823**

Dear Mr. McDonald:

We have reviewed your response letter dated January 26, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   Please include relevant updates in each amendment. For example, and without limitation, you should update your disclosure under "Plan of Operation" at page 45 with respect to your ability to satisfy your cash requirements, and with respect to your plan of operations.

2.   We note your disclosure at page 26 that with respect to the offering by selling shareholders, the sales price to the public is fixed at $0.05 per share until such time as the shares of your common stock are quoted on the OTC Bulletin Board. Please revise your filing to disclose how the sales price will be determined after that time. In addition, please reconcile this disclosure with the disclosure on your prospectus cover page, which

describes the sales price only with respect to the fixed price of $0.05 per share. If the selling shareholders will sell at a price of $0.05 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, please provide this information on your prospectus cover page.

3.   We note your disclosure that your principal executive office is located in Marysville, Washington. Please reconcile this information with your disclosure that Chang Ya-Ping, a resident of Taiwan, is your sole officer, director and employee.

4.   Please clarify throughout your filing your plan of distribution with respect to the primary offering and the offering by selling shareholders. For example, and without limitation, your statement at page 6 that you will sell the shares in "this offering" through your director should be revised to clarify whether you are making reference to the primary or secondary offering. Similarly, your disclosure under "Plan of Distribution, Terms of the Offering" that begins on page 24 should be clarified in this regard.

Summary of Prospectus, page 5

5.   We note your disclosure at page 8 that your auditors have issued a going concern opinion, and that this means that there is doubt that you can continue as an ongoing business for the next twelve months. Please revise your filing to disclose such information in your prospectus summary at page 5.

Risk Factors, page 6

6.   We note your revised disclosure at page 34 that Kiukiang's exploration rights will expire in December 2012. Please add related risk factor disclosure.

7.   Please remove all mitigating language from your risk factor disclosure. For example, and without limitation, we note your statement at page 16 that begins "[a]lthough China favors foreign investment…" and your statement at page 17 that "…it must also be recognized that tax rates in China remain attractive in comparison to many competing nations."

Risks Associated With Doing Business In China, page 15

The Chinese legal system is different from the U.S. justice system…, page 15

8.   We note your reference at page 16 to preferential tax incentives in China. Please revise your filing to disclose how such incentives affect you. For example, and without limitation, please clarify whether you receive preferential tax treatment in China and, if so, how long you expect to receive such treatment. Please add risk factor disclosure, if applicable.

The Chinese Enterprise Income Tax Law may have a material impact…, page 17

9. With a view toward disclosure, please tell us whether you are considered a resident enterprise under the Enterprise Income Tax Law, or whether you could be considered a resident enterprise if you enter into a joint venture with a Chinese corporation in the future. Please add related risk factor disclosure, as applicable, including with respect to the risk of taxation on your global income and dividends.

Business Description, page 31

10. Please revise to disclose the effect of all material existing or probable Chinese regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. For example, and without limitation, please disclose, as applicable, the effect of each of the following:

    • any restrictions on foreign ownership of companies involved in your proposed business;
    • the 2006 Chinese regulations on mergers and acquisitions by foreign investors;
    • SAFE Circular 75;
    • currency conversion restrictions; and
    • dividend restrictions.

    Please add related risk factor disclosure, if applicable. If you believe that any of these laws or regulations is not applicable to you now, and would not be applicable to you in the event that you enter into a joint venture with a Chinese company, please tell us why.

Management Discussion, Analysis of Financial Condition, Results of Operations, page 44

11. Please revise your filing to reflect your present financial condition. For example, and without limitation, we note your disclosure at page 47 that if you are unable to sell the minimum 1,200,000 shares of the planned offering, it will be necessary to utilize "existing working capital" to fund the cost of this offering. We also note your disclosure at page 47 that current working capital will adequately satisfy your cash requirements for the next twelve months excluding any work on your proposed exploration program. However, we also note that you had a working capital deficit as of November 30, 2010.

Executive Compensation, page 51

12. Please monitor your need to update your compensation information after February 28, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director